                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One):

            /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       or

            / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file Number:    0-22334


            LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN AND TRUST
                               (Title of the Plan)


                       LODGENET ENTERTAINMENT CORPORATION
          (Name of Issuer of the Securities Held Pursuant to the Plan)




      DELAWARE                                          46-0371161
(State of Incorporation)                    (IRS Employer Identification Number)


          3900 WEST INNOVATION STREET, SIOUX FALLS, SOUTH DAKOTA 57107
                    (Address of Principal Executive Offices)

                                 (605) 988-1000
              (Registrant's Telephone Number, including Area Code)

                                      INDEX

                                                                                                    PAGE
                                                                                                    ----
Form 11-K cover page for the LodgeNet Entertainment Corporation
   401(k) Plan and Trust ........................................................................   Cover

Index............................................................................................      2

Signature........................................................................................      3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of The LodgeNet Entertainment Corporation
401(k) Plan and Trust for the time periods specified below are submitted herewith together with the independent auditor's report thereon:

Independent Auditor's Report.....................................................................   F-1

Statement of Net Assets Available for Benefits
   as of December 31, 1999 and 1998..............................................................   F-2

Statements of Changes in Net Assets Available for Benefits for the
   year ended December 31, 1999..................................................................   F-3

Notes to Financial Statements....................................................................   F-4

Supplementary Schedules:

   Schedule of assets held for investment purposes at end of year................................   F-7

Consent of Independent Auditors..................................................................   F-8


All other schedules are omitted since the required information is not present, or is not present in the amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN AND TRUST
                       --------------------------------------------------------
                                         (Name of Plan)



Date:    June 28, 2000             /s/ Scott C. Petersen
                                 ----------------------------------------------
                                   Scott C. Petersen
                                   President, Chief Executive Officer, and
                                   Plan Trustee

LODGENET ENTERTAINMENT
CORPORATION 401(K) PLAN

Financial statements as of December 31, 1999 and 1998 together with report of independent public accountants

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE                                                                     PAGE
Report of independent public accountants                                                                        1
Statements of net assets available for benefits                                                                 2
Statement of changes in net assets available for benefits                                                       3
Notes to financial statements                                                                                   4
Schedule of assets held for investment purposes at end of year                                                  7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
LodgeNet Entertainment Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplement schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP



Minneapolis, Minnesota,
June 2, 2000

LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN

Statements of net assets available for benefits

As of December 31

                                                                                             1999           1998
                                                                                           -----------    ----------
INVESTMENTS                                                                                $10,539,580    $6,804,273

CONTRIBUTIONS RECEIVABLE:
   Participant                                                                                     177        44,740
   Employer                                                                                     25,386        55,548
                                                                                           -----------    ----------
               Total contributions receivable                                                   25,563       100,288
                                                                                           -----------    ----------
               Net assets available for benefits                                           $10,565,143    $6,904,561
                                                                                           -----------    ----------
                                                                                           -----------    ----------

The accompanying notes are an integral part of these statements.

LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN

Statement of changes in net assets available for benefits

For the year ended December 31, 1999


ADDITIONS:
   Contributions-
      Participant                                                          $  1,433,571
      Employer                                                                  560,267
      Rollover                                                                   18,369
                                                                           ------------
               Total contributions                                            2,012,207
                                                                           ------------
   Investment income-
      Interest income                                                            44,428
      Net increase in fair value of investments                               2,432,458
                                                                           ------------
               Total investment income                                        2,476,886
                                                                           ------------
               Total additions                                                4,489,093
                                                                           ------------

DEDUCTIONS:
   Expenses                                                                        (164)
   Distributions to participants                                               (827,236)
   Forfeitures, net                                                              (1,111)
                                                                           ------------
               Total deductions                                                (828,511)
                                                                           ------------
               Net increase                                                   3,660,582

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                          6,904,561
                                                                           ------------
   End of year                                                             $ 10,565,143
                                                                           ============


The accompanying notes are an integral part of this statement.

LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN

Notes to financial statements

December 31, 1999 and 1998


1   DESCRIPTION OF THE PLAN

The following is not a comprehensive description of LodgeNet Entertainment Corporation 401(k) Plan (the Plan) and, therefore, does not include all situations and limitations covered by the plan. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of LodgeNet Entertainment Corporation (the Company) who have completed 90 days of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

PLAN OPERATIONS

The Company functions as the plan administrator. The plan administrator utilizes Fringe Benefits Design, Inc. and Nationwide Life Insurance Company to provide record-keeping and reporting services. Nationwide Life Insurance Company and Charles Schwab Retirement Plan Services are the asset custodians of the Plan. Administrative expenses of the Plan are paid by the Company and were $29,355 in 1999.

CONTRIBUTIONS

The Plan includes 401(k) basic and supplemental cash deferred arrangements. Participants in the Plan may make a basic voluntary contribution by salary deferral in amounts ranging from 1 percent to 15 percent of their compensation, as defined. The Company matches participant contributions in an amount equal to 50 percent of the first 6 percent of each participant's eligible contribution for the plan year, not to exceed 3 percent of their compensation, as defined. The Company may make discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant's proportionate share of total compensation for all participants. There were no discretionary contributions in 1999.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service based on the following percentages:

            Less than one year of service                                                   0% vested
            One year but less than two                                                     20% vested
            Two years but less than three                                                  40% vested
            Three years but less than four                                                 60% vested
            Four years but less than five                                                  80% vested
            Five years or more                                                            100% vested

If a participant dies or becomes disabled while still employed by the Company, his or her entire plan interest becomes 100 percent vested. Forfeitures of the nonvested employer contributions, resulting from participants who withdraw from the Plan, are used to reduce future employer contributions.

PARTICIPANT LOANS

Participants may borrow funds from the Plan up to 50 percent of their vested balance. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan. The plan administrator will determine the appropriate interest rate by obtaining at least one quote from a financial institution, as chosen by the plan administrator, that is in the business of lending money.

DISTRIBUTION OF BENEFITS

Upon retirement, death, disability or attainment of age 62, a participant or a participant's beneficiary, in the case of death, may receive the vested portion of the amount credited to the participant's account by a lump-sum payment or, if the invested portion exceeds $3,500, the participant may elect to receive periodic installment payments.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

INVESTMENTS

Participants have the opportunity to direct all money allocated to their accounts. Participants have 14 investments from which to choose. A description of each investment is as follows:

     DREYFUS STANDARD & POOR'S 500 INDEX--Seeks investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

     FIDELITY ASSET MANAGER--Seeks capital appreciation.

     NEUBERGER/BERMAN LIMITED BOND--Seeks income, consistent with low risk to principal and liquidity.

     OPPENHEIMER GLOBAL--Seeks capital appreciation; current income is not an objective.

     AMERICAN CENTURY 20TH CENTURY ULTRA--Seeks capital growth.

     NATIONWIDE VIRTUOSO II--Seeks the guarantee of principal and interest through an unallocated insurance contract. A new interest rate is declared annually.

     DREYFUS A BOND--Seeks current income consistent with preservation of capital and maintenance of liquidity.

     NATIONWIDE MONEY MARKET--Seeks to provide a high level of current income while preserving capital and maintaining liquidity.

     WARBURG PINCUS EMERGING GROWTH--Seeks maximum capital appreciation.

     JANUS WORLDWIDE--Seeks long-term growth of capital. This fund is considered to be moderately volatile.

     JANUS TWENTY--Seeks stocks with strong current financial positions and the potential for future growth. It may invest without limit in foreign securities. This fund is nondiversified.

     FIDELITY ADVISOR GROWTH OPPORTUNITY--Seeks to provide capital growth. Considered to be a moderately volatile investment option.

     AMERICAN CENTURY INCOME & GROWTH--Seeks long-term growth of capital as well as current income. Considered to be a relatively volatile investment option.

     LODGENET ENTERTAINMENT CORPORATION COMMON STOCK--Invests in LodgeNet Entertainment Corporation common stock. Limited to 10 percent of contributions made.

All of the investments described above, except for Nationwide Virtuoso II and the Company's common stock, are part of an unallocated insurance contract pooled separate account with Nationwide Life Insurance Company.

VALUATION OF ASSETS

Investments, except for Nationwide Virtuoso II which is valued at contract value, are valued at market value as reported by the asset custodian as of December 31, 1999 and 1998, based on quoted market prices of investments held by the funds. Net unrealized gains represent the increase in the market value of an investment from the end of the prior year or from the date of purchase, if purchased during the year, to the end of the current year.

3   INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:


                                                                              1999           1998
                                                                           ----------     ----------
Dreyfus S&P 500 Index Fund, 540,069 and 516,301
   shares, respectively                                                    $2,161,068     $1,762,114
Fidelity Asset Manager Fund, 351,903 and 406,582
   shares, respectively                                                       713,845        746,666
Oppenheimer Global Fund, 177,867 and 209,591
   shares, respectively                                                       630,519        481,143
American Century 20th Century Ultra Fund, 529,902 and 551,926
   shares, respectively                                                     2,423,032      1,829,588
Janus Worldwide Fund, 332,722 and 205,344 shares, respectively                827,952        322,431
Janus Twenty Fund, 327,887 and 80,895 shares, respectively                  1,131,644        175,081
LodgeNet Entertainment Corporation common stock, 23,768 and
   19,066, respectively                                                       593,898        135,316

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds                                                      $1,917,519
Common stock                                                         418,217
                                                                  ----------
                                                                  $2,335,736
                                                                  ==========


4   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's tax counsel believe that the Plan continues to operate in compliance with the applicable requirements of the IRC and remains tax-exempt.

5   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100 percent vested in their accounts.

LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN

(EMPLOYER IDENTIFICATION NUMBER:  46-0371161) (PLAN NUMBER:  001)

Schedule of assets held for investment purposes at end of year

As of December 31, 1999

  Number
of units or
   shares                                      Description                                       Cost    Market value
-----------    ----------------------------------------------------------------------------      ----    ------------
   161,595     Nationwide Virtuoso II unallocated insurance contract**                             *      $   207,681
               Nationwide Arranger pooled separate accounts**:
   540,069        Dreyfus Standard & Poor's 500 Index                                              *        2,156,868
   351,903        Fidelity Asset Manager                                                           *          712,039
   111,465        Neuberger/Berman Limited Bond                                                    *          134,434
   177,867        Oppenheimer Global                                                               *          628,782
   529,902        American Century 20th Century Ultra                                              *        2,418,566
   115,851        Dreyfus A Bond                                                                   *          139,341
   240,534        Nationwide Money Market                                                          *          456,071
    81,530        Fidelity Advisor Growth Opportunity                                              *          160,468
    47,020        Warburg Pincus Emerging Growth                                                   *           96,515
   332,722        Janus Worldwide                                                                  *          825,400
   327,887        Janus Twenty                                                                     *        1,129,448
   199,425        American Century Income & Growth                                                 *          422,147
    23,768     LodgeNet Entertainment Corporation common stock**                                   *          592,194
               Loans to participants, with interest ranging from 8.25 percent to 9.75 percent**               459,626
                                                                                                          -----------
                              Total investments                                                           $10,539,580
                                                                                                          ===========


*Historical cost is omitted for participant-directed investments.
**Denotes party in interest.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated June 2, 2000 included in this Form 11K, into the Company's previously filed Registration Statement, (Form S-8 No. 33-75906).


                                                             ARTHUR ANDERSEN LLP



Minneapolis, Minnesota,
June 28, 2000